Delisting Determination,The Nasdaq Stock Market, LLC,
September 26, 2016, BIND Therapeutics, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of BIND Therapeutics, Inc.
(the Company), effective at the opening of the trading session on October 6, 2016. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5110(b) and 5450(b)(1)(A).
The Company was notified of the Staffs determination on May 2, 2016 and May 10, 2016. The Company appealed the determination to a Hearing Panel. On July 28, 2016, the Company withdrew its request for an appeal.
The Staff determination to delist the Company became final on August 1, 2016.